Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity

Banco del Tucumán S.A.	Republic of Argentina	Financial Institution
Macro Bank Limited	The Bahamas	Banking Services
Macro Securities S.A.	Republic of Argentina	Securities Agent and Brokerage Services
Macro Fiducia S.A.	Republic of Argentina	Trust Services
Macro Fondos S.G.F.C.I. S.A.	Republic of Argentina	Mutual Fund Administration